UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kensington Capital Acquisition Corp. IV

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G52519108

(CUSIP Number)

March 2, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52519108	13G	Page 2 of 10

1.	Names of Reporting Person: Wealthspring Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,794,465
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,794,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,794,465
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	7.8%
12.	Type of Reporting Person (See Instructions) IA; OO

CUSIP No. G52519108	13G	Page 3 of 10

1.	Names of Reporting Person: Fountain Opportunities LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	341,747
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	341,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	341,747
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	1.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52519108	13G	Page 4 of 10

1.	Names of Reporting Person: Fountain Opportunities GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	341,747
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	341,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	341,747
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	1.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G52519108	13G	Page 5 of 10

1.	Names of Reporting Person: Matthew Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,794,465
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,794,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,794,465
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	7.8%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. G52519108	13G	Page 6 of 10

1.	Names of Reporting Person: David Gallers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,794,465
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,794,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,794,465
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	7.8%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP No. G52519108	13G	Page 7 of 10

Item 1.

(a)	Name of Issuer.

Kensington Capital Acquisition Corp. IV

(b)	Address of Issuer’s Principal Executive Offices.

1400 Old Country Road, Suite 301

Westbury, NY 11590

Item 2.

(a)-(c)	Name of Persons Filing, Address of Principal Business Office, Citizenship

This statement is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”). The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other that the securities actually owned by such person (if any).

(i)	Wealthspring Capital LLC, a New York limited liability company (“Wealthspring”);

(ii)	Fountain Opportunities LP, a Delaware limited partnership (“Fountain”);

(iii)	Fountain Opportunities GP LLC, a Delaware limited liability company (“Fountain GP”), which is the general partner of Fountain;

(iv)	Matthew Simpson, who is a United States citizen, a managing member of Fountain GP, and a manager of Wealthspring; and

(v)	David Gallers, who is a United States citizen, a managing member of Fountain GP, and a manager of Wealthspring.

The principal business address for each of these entities and for Messrs. Simpson and Gallers is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604.

(d)	Title and class of securities covered by this statement:

Class A ordinary shares, $0.0001 par value

(e)	CUSIP Number:

G52519108

Item 3.

Not applicable.

Item 4.	Ownership

A.	Wealthspring Capital LLC, Matthew Simpson and David Gallers

(a)	Each of Wealthspring Capital LLC, Mr. Simpson and Mr. Gallers may be deemed to beneficially own 1,794,465 Class A ordinary shares.

CUSIP No. G52519108	13G	Page 8 of 10

(b)	The number of shares that each of Wealthspring Capital LLC, Mr. Simpson and Mr. Gallers may be deemed to beneficially own constitutes approximately 7.8% of the Class A ordinary shares outstanding.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	1,794,465

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	1,794,465

B.	Fountain Opportunities LP and Fountain Opportunities GP LLC

(a)	Each of Fountain Opportunities LP and Fountain Opportunities GP LLC may be deemed to beneficially own 341,747 of Class A ordinary shares.

(b)	The number of shares that each of Fountain Opportunities LP and Fountain Opportunities GP LLC may be deemed to beneficially own constitutes approximately 1.5% of the Class A ordinary shares outstanding.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	341,747

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	341,747

Item 5..	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Wealthspring Capital LLC’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported on this statement. No one other person’s interest in the securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classifications of Members of the Group

Not applicable.

CUSIP No. G52519108	13G	Page 9 of 10

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G52519108	13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

Wealthspring Capital LLC

By:	/s/ Matthew Simpson	/s/ Matthew Simpson
Name:	Matthew Simpson	Matthew Simpson
Its:	Manager

Fountain Opportunities LP
By: Fountain Opportunities GP LLC, its general partner

By:	/s/ Matthew Simpson	/s/ David Gallers
Name:	Matthew Simpson	David Gallers
Its:	Managing Member

Fountain Opportunities GP LLC

By:	/s/ Matthew Simpson
Name:	Matthew Simpson
Its:	Managing Member

EXHBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of June 1, 2022 by and among Wealthspring Capital LLC, Fountain Opportunities LP, Fountain Opportunities GP LLC, Matthew Simpson and David Gallers.